March 29, 2012

VIA EDGAR AND BY ELECTRONIC MAIL

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Western Asset Mortgage Capital Corporation;
Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), we are writing to address the comments (the “Comments”) of the staff of the Commission (the “Staff”) to Amendment No. 8 to the above-referenced Registration Statement (the “Registration Statement”) filed with the Commission on February 27, 2012 set forth in the Staff’s letter dated March 15, 2012.  Where applicable, the Company has included the disclosure that it intends to include in a subsequent Amendment to the Registration Statement, marked to show changes from Amendment No. 8 to the Registration Statement.  The subsequent filing of the Registration Statement may also include other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in Amendment No. 8 to the Registration Statement.

Our investment strategy, page 4

1.                                      Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

The Company advises the Staff that it will revise the disclosure on pages 4 and 90 of the Registration Statement to add the following:

We expect to purchase and sell Agency RMBS and our potential target assets. Our Manager does not expect to purchase securities on our behalf with a view to selling them shortly after purchase. However, in order to maximize returns and manage portfolio risk while remaining opportunistic, we may dispose of securities earlier than anticipated or hold securities longer than anticipated depending upon prevailing market conditions, credit performance, availability of leverage or other factors regarding a particular security or our capital position.

Our financial strategy and leverage, page 8

2.                                      If you are able to change your finance and leverage strategy without stockholder vote, please revise your disclosure here and in the risk factor on page 25 to disclose this fact.

The Company advises the Staff that it will revise the disclosure in the Registration Statement on pages 8, 25 and 101 to disclose that the Company may change its financing strategy and leverage without the consent of its stockholders.

Management agreement, page 13

3.                                      We note your response to comment 1 of our letter dated August 1, 2011. We will continue to monitor for your response to comment 4 of our letter dated May 16, 2011.

The Company respectfully advises the Staff that it will no longer reimburse its manager for payment of the underwriting discount, regardless of the Company’s future performance.  Accordingly, the Company will revise the disclosure throughout the Registration Statement to delete references to any such reimbursement obligation.

Executive and director compensation, page 115

4.                                      We note that you will pay your manager an incentive fee under the incentive plan noted on page 17. Please expand your disclosure to explain the purpose of granting equity based awards to the directors and employees of your manager, considering that the manager already is entitled to an incentive fee.

The Company respectfully advises the Staff that the Manager will not be entitled to receive any type of “incentive fee” pursuant to the management agreement.  However, the Manager and certain of its employees would be eligible to receive “incentive grants” of common stock under the Company’s equity incentive plans. Therefore, the Company will revise the disclosure on page 115 of the Registration Statement to add the following:

Upon completion of this private placement, we intend to grant our Manager an equity incentive award under one of our equity incentive plans.  In the future, we may make additional equity incentive awards to our Manager to encourage its efforts toward our continued success, long-term growth and profitability.  In addition, we may grant awards under our equity incentive plans directly to our executive officers, even if they are directly employed by our Manager, and other employees of our Manager who provide services to us, in order to encourage their respective individual efforts toward our continued success, long-term growth and profitability and to reward and retain them.

Conflicts of interest, page 122

5.                                      We note that you will compete with other funds managed by your manager. Please disclose the number of competing funds and the amount each fund has available for investment.

The Company advises the Staff that it will revise the disclosure on pages 18 and 122 of the Registration Statement to add the following:

Other Clients of Our Manager

We do not have any agreement or understanding with our Manager that would give us any priority over any other client of our Manager in opportunities to invest in Agency RMBS or any class of our potential target assets. Accordingly, we may compete for investment opportunities in these asset classes directly with other investment portfolios managed by our Manager. As discussed further below, several investment portfolios managed by our Manager invest primarily in real estate or real estate-related assets, including Agency RMBS and our potential target assets and a substantial number of investment portfolios managed by our Manager have exposure to Agency RMBS and our potential target assets.  In addition, our Manager may in the future have additional clients that may compete with us for investment opportunities in Agency RMBS and our potential our target assets.

As of December 31, 2011, our Manager had a total of $443 billion in assets under management.  Of this total, $61.5 billion was invested in Agency RMBS and our potential target assets, of which $37.6 billion was invested in Agency RMBS, $13.8 billion in non-Agency RMBS, $2.4 billion in CMBS and $7.7 billion in ABS.  Our Manager manages a number of portfolios in strategies that invest primarily in real estate or real estate-related assets, including Agency RMBS and our potential target assets. These portfolios include mutual funds, private commingled investment vehicles and separate accounts.  As of December 31, 2011, our Manager managed approximately $2.1 billion in 15 separate accounts and $5.3 billion in six commingled investment vehicles, which include mutual funds and private commingled investment vehicles, that invest primarily in Agency RMBS and our potential target assets.  Of these 21 portfolios, six are included in the commingled investment vehicles for which we have provided further information under “Our Manager and the management agreement—Historical performance of our Manager’s investments in Agency RMBS and our potential target assets.”

Our Manager also manages broad market portfolios that may have a material allocation to real estate or real estate-related assets, including Agency RMBS and our potential target assets, but have not invested primarily in real estate or real estate-related assets.  Our Manager’s broad market strategies that have exposure to Agency RMBS and our potential target assets but do not invest primarily in real estate or real estate-related assets include the following:

•             US Core:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk. As of December 31, 2011, our Manager managed approximately $7.2 billion of Agency RMBS and our potential target assets in 51 US Core portfolios.

•             US Core Full:  These portfolios use diversified strategies and cover all sectors of the fixed-income market in seeking to add value while minimizing risk.  As of December 31, 2011, our Manager managed approximately $30.0 billion of Agency RMBS and our potential target assets in 166 US Core Full portfolios.

•             US Enhanced Cash:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk.  As of December 31, 2011, our Manager managed approximately $1.8 billion of Agency RMBS and our potential target assets in 16 US Enhanced Cash portfolios.

•             US Index Plus:  These portfolios use a synthetic index component that provides exposure to the equity benchmark through the use of derivatives, and a short duration component that employs a long term value-oriented approach utilizing diversified strategies and covering all sectors of the fixed-income market in an attempt to add value while minimizing risk.  As of December 31, 2011, our Manager managed approximately $0.8 billion of Agency RMBS and our potential target assets in 14 US Index Plus accounts.

•             US Intermediate:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk.  As of December 31, 2011, our Manager managed approximately $2.1 billion of Agency RMBS and our potential target assets in 29 US Intermediate portfolios.

•             US Limited Duration:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk.  As of December 31, 2011, our Manager managed approximately $0.9 billion in 13 US Limited Duration portfolios.

•             Total Return Unconstrained:  These portfolios employ an actively managed, diversified fixed-income strategy. As of December 31, 2011, our Manager managed approximately $1.1 billion of Agency RMBS and our potential target assets in 14 Total Return Unconstrained portfolios.

•             Global Core Full:  These portfolios use diversified strategies and cover all sectors of the fixed-income market in seeking to add value while minimizing risk. As of December 31, 2011, our Manager managed approximately $0.5 billion of Agency RMBS and our potential target assets in 18 Global Core Full accounts.

Historical performance of our Manager’s investments …, page 135

6.                                      We note your response to comment 2 of our letter dated August 1, 2011. We reissue our comment. Please disclose the specific adverse experience of each program. For example, please address the specific losses incurred by each program and how the events referenced resulted in the losses experienced by the particular registrant. Please refer to Item 8.A.2 of Industry Guide 5.

The Company advises the Staff that it will revise the disclosure on pages 137 through 143 of the Registration Statement as follows (underlined language indicates additions and stricken out language indicates deletions):

The MBS Fund

The economic downturn and the disruption of the financial markets in 2007 and 2008 had a negative impact on the prices of structured products in the MBS Fund, particularly non-Agency RMBS, in which the MBS Fund had approximately 28% of its value invested as of December 31, 2007. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market impacts adversely affected the prices of ~~structured products holdings in the~~ non-Agency RMBS in the MBS Fund managed by our Manager during this time period. To a lesser degree, these factors also led to a decrease in the prices of CMBS and ABS held in the MBS Fund. Together, these price decreases principally contributed to the negative performance of the MBS Fund in 2008. As the economic recovery has progressed, prices of these securities have improved and this price improvement has been reflected in the positive performance of the MBS Fund from 2009 forward.

The Structured Securities Fund

The economic downturn and the disruption of the financial markets in 2007 and 2008 had a negative impact on the prices of structured products in the Structured Securities Fund, particularly non-Agency RMBS, in which the Structured Securities Fund had approximately 52% of its assets invested as of December 31, 2007. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market impacts adversely affected the prices of ~~structured products holdings~~the non-Agency RMBS held in the Structured Securities Fund ~~managed by our Manager during this time period.~~. Because of the Structured Securities Fund’s significant exposure to non-Agency RMBS, these price decreases greatly contributed to the negative performance in the Structured Securities Fund in 2008.  As the economic recovery ~~has progressed,~~began in 2009 and 2010, the prices of these securities ~~have~~ improved, leading to positive performance in the Structured Securities Fund in 2009 and 2010.

~~However, in mid-~~The non-Agency RMBS markets faced additional pressures in 2011, in part due to a general weakening of the financial markets ~~began to weaken again~~ due to a number of macroeconomic ~~developments~~factors, including unrest in the Middle East and ~~North~~Northern Africa, the earthquake and tsunami in Japan, ~~concerns of slowing global growth,~~ the downgrade of the U.S. ~~sovereign debt,~~government’s credit-rating and ~~increasing~~ concerns ~~of a~~regarding certain European ~~sovereign debt crisis. This produced~~

~~a “flight to quality” where U.S. Treasuries outperformed other sectors of the markets, including RMBS. Additionally, in~~governments’ credit ratings.  During the ~~second quarter~~middle part of 2011, the non-~~agency~~Agency RMBS ~~market~~ markets also had significant additional supply, as the Federal Reserve Bank of New York took actions to sell its stake in Maiden Lane II LLC, a portfolio of RMBS, in the open market. While most sectors of the fixed income markets rallied during the fourth quarter of 2011, non-agency RMBS markets did not ~~participate in this rally primarily due~~generally see price improvement over this time period due in significant part to fears of ~~new supply hitting the market~~ potentially significant sales of non-Agency RMBS from de-leveraging European banks and hedge ~~fund selling~~funds seeking to meet year-end ~~of year~~ redemptions. ~~Because~~ At the same time, many broker-dealers ~~had also drastically~~ reduced their inventory of non-~~agency~~Agency RMBS due to year-end risk limits and European market uncertainty~~, there was~~ .  The combination of these factors led to less liquidity in the non-~~agency~~Agency RMBS markets and ~~this further hurt~~lower non-~~agency~~Agency RMBS prices~~, including the prices~~.  Because of ~~securities held in~~ the Structured Securities Fund’s allocation to non-Agency RMBS (approximately 90% of market value at December 31, 2010 and 85% of market value at December 31, 2011), the performance of the Structured Securities Fund was negative in 2011.

The Smash Fund

The economic downturn and the disruption of the financial markets in 2007 and 2008 had a negative impact on the prices of structured products in the Smash Fund, particularly non-Agency RMBS, in which the Smash Fund had 34% of its market value invested as of December 31, 2007. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market impacts adversely affected the prices of ~~structured products~~non-Agency RMBS holdings in the Smash Fund ~~managed by our Manager~~ during this time period~~.~~ as well as, to a lesser degree, the CMBS and ABS holdings.  As a result of the lower prices of these securities, the Smash Fund had a negative performance for 2008.  As the economic recovery has progressed, prices of these securities have improved and the Smash Fund has had positive performance in 2009, 2010 and 2011.

Mortgage ~~Back~~Backed Securities Fund

~~The economic downturn and the disruption of the financial markets in 2007 and 2008 had a negative impact on the prices of structured products, particularly non-Agency RMBS. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market impacts adversely affected the prices of structured products holdings in the Mortgage Backed Securities Fund managed by our Manager during this time period. As the economic recovery has progressed, prices of these securities have improved.~~

Because the Mortgage Backed Securities Fund invests and has invested its assets primarily in Agency RMBS (approximately 84% at December 31, 2007 and 86% at December 31, 2011), the Mortgage Backed Securities Fund was not as sensitive to the price decreases experienced by non-Agency RMBS, CMBS and ABS throughout the financial crisis and the performance of the Mortgage Backed Securities Fund remained positive in 2007 and 2008.

The DMO Fund

~~In mid-~~The non-Agency RMBS markets faced pressures in 2011, in part due to a general weakening of the financial markets ~~began to weaken again~~ due to a number of macroeconomic ~~developments~~factors including unrest in the Middle East and ~~North~~Northern Africa, the earthquake and tsunami in Japan, ~~concerns of slowing global growth,~~ the downgrade of the U.S. ~~sovereign debt,~~government’s credit-rating and ~~increasing~~ concerns ~~of a~~regarding certain European ~~sovereign debt crisis. This produced a “flight to quality” where U.S. Treasuries outperformed other sectors of the markets, including RMBS. Additionally, in the second quarter of 2011, the non-agency RMBS market~~ governments’ credit-ratings.  During the middle part of 2011, the non-Agency RMBS markets also had significant additional supply, as the Federal Reserve Bank of New York took actions to sell its stake in Maiden Lane ~~II~~ II LLC, a portfolio of RMBS, in the open market. While most sectors of the fixed income markets rallied during the fourth quarter of 2011, non-agency RMBS markets did not ~~participate in~~ generally see price improvement over this ~~rally primarily~~time period due in significant part to fears of ~~new supply hitting the market~~potentially significant sales of non-Agency RMBS from de-leveraging European banks and hedge ~~fund selling~~funds seeking to meet year-end ~~of year~~ redemptions. ~~Because~~ At the same time, many broker-dealers ~~had also drastically~~ reduced their inventory of non-~~agency~~Agency RMBS due to year-end risk limits and European market uncertainty~~, there was~~ .  The combination of these factors led to less liquidity in the non-~~agency~~Agency RMBS markets and ~~this further hurt~~lower non-~~agency~~Agency RMBS prices~~, including the prices of securities held in the DMO Fund~~.  Because of the DMO Fund’s allocation to non-Agency RMBS (94% of market value at December 31, 2010 and 89% of market value at December 31, 2011), the performance of the DMO Fund was negative in 2011.

The LMP Variable Government Fund.

~~The economic downturn and the disruption of the financial markets in 2007 and 2008 had a negative impact on the prices of structured products, particularly non-Agency RMBS. A decrease in home prices and an increase in unemployment rates caused default and loss rates of collateral backing non-Agency RMBS to rise to levels much higher than projected at the time of issuance of these securities. A number of factors, including reduced liquidity, the unavailability of financing in the capital markets, downgrades of RMBS by credit agencies and general risk aversion by investors caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market impacts adversely affected the prices of structured products holdings in the LMP Variable Fund managed by our Manager during this time period. The LMP Variable Fund closed in 2008.~~The LMP Variable Government Fund closed in 2008 during the early part of the financial crisis.  The beginning of the economic downturn in 2007 did have a negative impact on the prices of securities in the LMP Variable Government Fund, including non-Agency RMBS; however the LMP Variable Government Fund closed prior to the most severe periods of the economic crisis.

Please contact the undersigned at (212) 735-3202 should you require further information or have any questions.

Very truly yours,

/s/ Yasmeena F. Chaudry
Yasmeena F. Chaudry

cc:	Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena, California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.
Clifford Chance US LLP
31 West 52 Street
New York, New York 10019